Filed by CF Industries Holdings, Inc.

(Commission File No. 333-157462)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

Terra Industries Inc.

On March 30, 2009, CF Industries Holdings, Inc. posted a presentation concerning the proposed transaction on its website. A copy of the presentation follows:

1

Corporate Development Supply Chain Sales Finance Legal Operations Human Resources Dv Sc Sa Fi Le Op Hr CF Industries NYSE: CF Investor Presentation March 2009

Certain statements contained in this presentation may constitute “forward-looking statements”. All statements in this presentation, other than those relating to historical information or current condition, are forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. Risks and uncertainties relating to the proposed transaction with Terra Industries Inc. include: Terra’s failure to accept CF’s proposal and enter into definitive agreements to effect the transaction; our ability to obtain shareholder, antitrust, regulatory and other approvals; uncertainty of the expected financial performance of CF following completion of the proposed transaction; CF’s ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; CF’s ability to promptly and effectively integrate the businesses of Terra and CF; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers. Additional risks and uncertainties include: the relatively expensive and volatile cost of North American natural gas; the cyclical nature of our business and the agricultural sector; changes in global fertilizer supply and demand and its impact on the selling price of our products; the nature of our products as global commodities; intense global competition in the consolidating markets in which we operate; conditions in the U.S. agricultural industry; weather conditions; our inability to accurately predict seasonal demand for our products; the concentration of our sales with certain large customers; the impact of changing market conditions on our forward pricing program; the reliance of our operations on a limited number of key facilities; the significant risks and hazards against which we may not be fully insured; reliance on third party transportation providers; unanticipated adverse consequences related to the expansion of our business; our inability to expand our business, including the significant resources that could be required; potential liabilities and expenditures related to environmental and health and safety laws and regulations; our inability to obtain or maintain required permits and governmental approvals or to meet financial assurance requirements; acts of terrorism; difficulties in securing the supply and delivery of raw materials we use and increases in their costs; losses on our investments in securities; loss of key members of management and professional staff; recent global market and economic conditions, including credit markets; and the other risks and uncertainties included from time to time in our filings with the Securities and Exchange Commission. Except as required by law, we undertake no obligation to update or revise any forward-looking statements. Safe Harbor Statement

Additional Information This presentation relates to the offer (the “Offer”) by CF Industries Holdings, Inc. (“CF Industries”) through its direct wholly-owned subsidiary, Composite Acquisition Corporation (“Composite Acquisition”), to exchange each issued and outstanding share of common stock (the “Terra common stock”) of Terra Industries Inc. (“Terra”) for 0.4235 shares of CF Industries common stock. This presentation is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, Terra common stock, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary Prospectus/Offer to Exchange included in the Registration Statement on Form S-4 (including the Letter of Transmittal and related documents and as amended from time to time, the “Exchange Offer Documents”) filed by CF Industries and Composite Acquisition with the Securities and Exchange Commission (the “SEC”) on February 23, 2009. The Registration Statement has not yet become effective. The Offer is made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS AND OTHER RELEVANT MATERIALS AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. This presentation is neither an offer to purchase nor the solicitation of an offer to sell any securities. On March 23, 2009, CF Industries filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer commenced by Agrium Inc. INVESTORS AND SECURITY HOLDERS OF CF INDUSTRIES ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER RELEVANT MATERIALS AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. In connection with the solicitation of proxies for the 2009 annual meeting of stockholders of Terra, CF Industries and its wholly-owned subsidiary CF Composite, Inc. (“CF Composite”) filed a revised preliminary proxy statement with the SEC on March 23, 2009 and intend to file a definitive proxy statement. When completed, the definitive proxy statement of CF Industries and CF Composite and accompanying proxy card will be mailed to stockholders of Terra. INVESTORS AND SECURITY HOLDERS OF TERRA ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of any documents filed by CF Industries with the SEC through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by calling Innisfree M&A Incorporated toll-free at (877) 456-3507. CF Industries, CF Composite, their respective directors and executive officers and the individuals nominated by CF Composite for election to Terra’s board of directors are participants in the solicitation of proxies from Terra stockholders for Terra’s 2009 annual meeting of stockholders. Information regarding such participants and a description of their direct and indirect interests in such solicitation, by securities holdings or otherwise, is contained in the revised preliminary proxy statement filed by CF Industries with the SEC on March 23, 2009. CF Industries and its directors and executive officers will be participants in any solicitation of proxies from Terra stockholders or CF Industries stockholders in respect of the proposed transaction with Terra. Information regarding CF Industries’ directors and executive officers is available in its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on March 16, 2009, and a description of their direct and indirect interests in such solicitation, by security holdings or otherwise, will be contained in the proxy statement/prospectus filed in connection with the proposed transaction with Terra. All information in this presentation concerning Terra and Agrium, including information relating to their respective businesses, operations and financial results was obtained from public sources. While CF Industries has no knowledge that any such information is inaccurate or incomplete, CF Industries has not verified any such information.

Agenda Response to Agrium’s Exchange Offer Update on Our Proposal for a Business Combination with Terra Q & A

CF Board Has Rejected Agrium’s Offer On 2/25, Agrium announced a proposal to acquire CF 1 share of Agrium plus $31.70 in cash The proposal was poorly received by the markets: the combined equity values of the two companies fell $283 million on the day of announcement On 3/9, CF announced that its Board rejected Agrium’s proposal The Board determined the proposal is grossly inadequate and not in the best interests of CF’s shareholders On 3/16, Agrium launched an exchange offer to acquire CF Economic terms of the Offer were unchanged from proposal received on 2/25 On 3/23, CF announced that its Board rejected the Offer On 3/27, Agrium increased its Offer to acquire CF 1 share of Agrium plus $35.00 in cash On 3/29, CF announced that its Board rejected Agrium’s revised Offer Agrium’s revised Offer is grossly inadequate and not in the best interests of CF’s stockholders

•                  On February 25th Agrium announced a proposal to acquire CF

•                  The market reacted negatively to the proposal. On February 25, 2009, the day of the announcement of Agrium’s proposal, Agrium Common Shares declined 9% to $36.57 and CF Common Shares increased only 11% to $61.77, a 14% discount to the announced nominal value of Agrium’s proposal of $72.00 per CF Common Share

•                  The CF Board of Directors rejected the acquisition proposal from Agrium on March 9 as grossly inadequate and not in the best interests of CF Industries

•                  Agrium launched an exchange offer to acquire CF on March 16. The economic terms of the Offer were unchanged

•                  On 3/23 CF announced that its Board rejected the Offer

•                  On 3/27 Agrium increased its Offer to acquire CF for 1 share of Agrium plus $35.00 in cash per CF share

•                  On 3/29, CF announced that its Board rejected Agrium’s revised Offer

Agrium Offer Is Grossly Inadequate The Offer is grossly inadequate and substantially undervalues CF The Offer premium is inadequate The timing of the Offer is opportunistic The cash-and-stock nature of the Offer consideration is disadvantageous to CF stockholders The cash component of the Offer consideration is being effectively funded by CF and thus represents no net increase in value to CF stockholders The Offer does not properly value CF The Offer is fundamentally at odds with CF’s long-term strategy, which has proven to be very successful CF is focused on its higher-margin manufacturing and distribution business; Agrium has a substantial lower-margin retail business CF’s long-term strategy is superior to Agrium’s strategy CF’s record demonstrates the success of its business strategy; Agrium has underperformed The Offer is an attempt to interfere with CF’s proposed strategic business combination with Terra The combination of Agrium and CF may expose CF’s stockholders to significant risks and uncertainties The synergies assumed in the Offer are poorly delineated and uncertain The Board believes that CF’s phosphate business is of substantially higher quality than Agrium’s phosphate business Several of Agrium’s expansion projects and investments in nitrogen manufacturing have not been successful The market reacted negatively to the Offer

•                  In reaching its determination to reject Agrium’s Offer, the CF Board consulted with CF management and its financial and legal advisors and took into account the following factors also outlined in the 14D-9 filed by CF:

•                  The Offer is grossly inadequate and substantially undervalues CF

•                  The Offer premium is inadequate

•                  The timing of the Offer is opportunistic (low point in economic and fertilizer cycle)

•                  The cash-and-stock nature of the Offer consideration is disadvantageous to CF stockholders

•                  The cash component of the Offer consideration is being funded by CF and thus represents no net increase in value to CF stockholders

•                  The Offer does not properly value CF

•                  The Offer is fundamentally at odds with CF’s long-term strategy, which has proven to be very successful

•                  CF is focused on its higher-margin manufacturing and distribution business; Agrium has a substantial lower-margin retail business

•                  CF’s long-term strategy is superior to Agrium’s strategy

•                  CF’s record demonstrates the success of its business strategy; Agrium has underperformed

•                  The Offer is an attempt to interfere with CF’s proposed strategic business combination with Terra

•                  The combination of Agrium and CF may expose CF’s stockholders to significant risks and uncertainties

•                  The synergies assumed in the Offer are poorly delineated and uncertain

•                  The Board believes that CF’s phosphate business is of substantially higher quality than Agrium’s phosphate business

•                  Several of Agrium’s expansion projects and investments in nitrogen manufacturing have not been successful

•                  The market reacted negatively to the Offer

•                  Our 14D-9 examines each of these reasons in appropriate detail—investors should review these reasons in detail in our 14D-9

•                  At this time, I’d like to take a few minutes to highlight some of the key issues

CF Shares Have Significantly Outperformed Agrium’s Shares CF: +192% Global Peers (1): +87% Source: FactSet Note: (1) Global Peer index includes Terra, Mosaic, Potash, Intrepid, Yara, ICL and K+S. AGU: +34% CF shares have outperformed the global peers Agrium shares have consistently underperformed (%) Indexed Share Price Performance Since CF IPO Through January 15, 2009 0 100 200 300 400 500 600 700 800 900 1,000 1,100 08/11/05 01/13/06 06/16/06 11/17/06 04/20/07 09/21/07 02/22/08 07/25/08 01/15/09

•                  The Board believes, as demonstrated by the chart above, that CF’s successful operational track record and strategies for growth have been recognized by the market

•                  At the same time, Agrium has significantly underperformed CF and the global peer group

•                  Specifically, from our IPO in 2005 to January 15, 2009 when we announced our proposal to combine with Terra, CF shares increased 192% compared to 87% for the global peer group and 34% for Agrium

•                  If you examine the relative performance over the same time period, stockholders that purchased CF Common Shares in the IPO earned a return approximately 5.6 times what the holder would have earned if such holder had purchased Agrium Common Shares at the time of the IPO

•                  From the IPO to the recent peak in share prices for the global peer group established on June 17, 2008, CF Common Shares increased 947%, the global peer group shares increased 601% and Agrium Common Shares increased only 365%

Agrium’s Revised Offer Represents a 1-Year Implied Premium of 5.8% Implied Premium - Implied Historical Value of Offer (1 Share of Agrium Common Stock plus Cash Component) / Historical CF Share Price (1) Source FactSet Note: (1) Chart compares the implied value of Agrium’s Offer (i.e. 1 share of Agrium common stock plus $31.70 in cash per CF share and 1 share of Agrium common stock plus $35.00 in cash per CF share) to CF’s closing market price over time 1-Year through February 24, 2009 Original Offer Revised Offer -40% -20% 0% 20% 40% 60% 02/08 05/08 08/08 11/08 02/09 Average Implied 1-Year Premium As of 2/24 Original Offer 1.8% Revised Offer 5.8%

•                  The Offer premium is inadequate.  The Offer results in virtually no economic premium to CF stockholders and, accordingly, does not reflect an adequate premium for control of CF. The Board believes that the Offer represents a particularly inadequate premium when measured against recent historical periods prior to the initial announcement of Agrium’s proposal on the morning of February 25, 2009.

•                  For example, the chart above takes both the original offer of $31.70 in cash and the revised offer of $35.00 in cash plus the daily closing price of an Agrium common share each day over the last twelve months and divides this total by the daily closing price of a CF common share to calculate the discount or premium implied by the Agrium offer

•                  Based on the daily closing prices for Agrium and CF, the implied value of Agrium’s original Offer represented a premium of 1.8% and the revised Offer represented a premium of 5.8% to CF common stockholders during the 12-months prior to February 25, 2009

•                  As you can see from the chart, Agrium’s original and revised offers also represented a significant discount to CF’s stock price for approximately a 7 month period during the last year

•                  By comparison, the high end of our collar range of 0.4539 in our proposal to combine CF and Terra results in an average implied premium for the 1-year period prior to 1/15 of 36% to Terra stockholders

•                  Since Agrium announced its original Offer on 2/24, the global peer group is up approximately 13% but Agrium’s Offer only increased approximately 2% from a nominal value of $72.00 to a value of $73.34

Average Premiums Paid Since 9/15/08 (%) Average 1-Day Prior Premium for US Transactions Greater than $1Bn * * Excludes distressed transactions Note: (1) Includes Advanced Medical/Abbott, Centennial/AT&T, Mentor/J&J, ImClone/Eli Lilly, CV Therapeutics/Gilead, and CV Therapeutics/Astellas transactions. ImClone/Eli Lilly premium based on unaffected share price prior to Bristol Myers’ bid. CV Therapeutics/Gilead premium based on unaffected share price prior to Astellas’ bid. (2) Includes NRG / Exelon, Embarq/CenturyTel, Terra/CF, and Petro-Canada/Suncor transactions. Terra/CF transaction assumes 0.4539 exchange ratio representing the high end of collar (3) Represents weighted average of 100% Stock and 100% Cash averages (1) (2) (3) 60% 34% 88% 0% 25% 50% 75% 100% All Cash All Stock Implied 53% Stock / 47% Cash (Announced split on 3/27)

•                  The offer premium is also inadequate relative to other cash M&A transactions since the Lehman bankruptcy in September 2008.

•                  The high premiums in recent transactions involving cash reflect the premiums required to cash-out investors at this low point in the economic cycle.

•                  Since mid-September 2008, premiums in all-cash transactions in the U.S. with a value greater than $1 billion have averaged approximately 88%.

Agrium’s CEO Has Acknowledged Its Offer is Opportunistic “I have been in commodities all my life. You build nutrients at certain points, and you counter-cyclically invest at other points. And this is the right time for us to be buying those nitrogen assets”, Mike Wilson (2/25/09) “Then if you look at the multiple, post-synergies we think this is a very attractive multiple”, Mike Wilson (2/25/09) “When you look at the opportunity, it’s the right time. Everybody’s in the dumps today and it’s the right time to be buying these kinds of assets”, Mike Wilson (2/26/09)

•                  The opportunistic timing of Agrium’s Offer takes advantage of the recent decline in share prices across the fertilizer sector and global equity markets, inflating the premium described by Agrium

•                  Agrium’s CEO has acknowledged publicly that Agrium is attempting to buy CF at a low valuation multiple, at a low point in the fertilizer cycle and at a low point in the stock markets. For example, Mike Wilson made the following remarks:

•                  “I have been in commodities all my life. You build nutrients at certain points, and you counter-cyclically invest at other points. And this is the right time for us to be buying those nitrogen assets.”

•                  “Then if you look at the multiple, post-synergies we think this is a very attractive multiple.”

•                  “When you look at the opportunity, it’s the right time. Everybody’s in the dumps today and it’s the right time to be buying these kinds of assets.”

Agrium Has Offered Grossly Inadequate Value Before ($ per share) +60% ~$10 $16 0.00 2.00 4.00 6.00 8.00 10.00 12.00 14.00 16.00 18.00 2005 Agrium Offer 2005 CF IPO

•                  The Board was also mindful of the fact that this is not the first time Agrium has proposed to acquire CF for an inadequate price.  In 2005, prior to the initial public offering of CF, Agrium made a proposal to acquire CF Industries Inc., the predecessor to CF

•                  After substantial due diligence and discussions, Agrium was unwilling to offer a price for CF Industries that reflected what the board and management of CF Industries believed was adequate

•                  CF Industries pursued the alternative strategy of an initial public offering, at an aggregate offering price approximately 60% higher than the price at which Agrium had proposed to acquire CF Industries

•                  As a reminder, we executed a $500 million accelerated share repurchase about 3 months before Agrium announced its proposal in February

•                  In that transaction we repurchased approximately 15 percent of our then outstanding shares at a price of approximately $59, which was a 6.1 percent premium to where our shares were trading when Agrium announced its proposal on February 25

•                  Our board authorized us to repurchase approximately 15 percent of our outstanding shares at a price of approximately $59 because they believed the shares were at a significant discount to their intrinsic value and this was an efficient means to return capital to stockholders seeking liquidity

•                  Again, Agrium has admitted publicly they are trying to opportunistically acquire CF and the reference to where we recently acquired stock is yet another clear example of this and the gross inadequacy of their proposal

Cash Component of Agrium’s Offer is Being Funded by CF’s Cash and Existing Debt Capacity (x) Peer Total Debt / 2009E EBITDA Analysis (1) Source: FactSet Notes: (1) 2009E EBITDA based on Wall Street estimates (2) Assumes $50MM of Pre-tax Synergies realized in 2009 (3) Based on Agrium’s PF Debt / 2009E EBITDA Multiple of 1.6x and median 2009E EBITDA of $604MM for selected analysts covering CF (4) Assumes CF fully diluted share count of approximately 49.6MM (2) $1.6 Bn Illustrative Cash and Capacity >$32 Illustrative Capacity per CF Share (4) 0.0 Bn Less: Existing Debt 1.0 Bn Leverage Capacity (3) (Based on Street) $0.6 Bn Cash (12/31/08) CF 2.9 1.6 1.4 0.6 0.1 0.0 0.0 0.3 0.6 0.6 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 Yara PF Agrium at Close Agrium Terra ICL Potash Mosaic K+S CF Intrepid

•                  The cash component of the Offer consideration is being effectively funded by CF and thus represents no net increase in value to CF stockholders.  At December 31, 2008, CF had cash and equivalents of approximately $625 million and only $4 million of debt

•                  Based on Agrium’s debt multiple pro forma for a combination with CF, CF has existing debt capacity of approximately $1.0 billion (based on 1.6x median analyst expectations for CF 2009 EBITDA)

•                  The resulting cash plus debt capacity of approximately $1.6 billion is equivalent to more than $32 per CF Common Share

•                  Accordingly, CF stockholders receive virtually no additional cash value from this transaction and are effectively being asked to exchange one CF Common Share for one Agrium Common Share that has consistently underperformed CF Common Shares in the market

•                  The Board also believes that the Offer does not fully reflect the intrinsic value of CF. The Board carefully reviewed and analyzed all financial, strategic, legal and other aspects of the Offer with management and its legal and financial advisors and concluded that the Offer is grossly inadequate, substantially undervalues CF and is not in the best interests of CF and its stockholders

•                  In connection with this analysis, our financial advisors both advised the Board that Agrium could pay in excess of $100 per CF Common Share in the transaction and the transaction would still be accretive to Agrium on a cash earnings per share basis, based on the $150 million of annual synergies that Agrium asserts are available to the combined company

Adv. Tech. 3% Agrium Combination is Inconsistent With Our Strategy and Exposes Our Stockholders to a Lower Margin Retail Business that Competes Directly With Our Wholesale Customers CF AGU Phosphate Nitrogen Source: CF data obtained per CF FY’08 10-K, Agrium data obtained per Agrium FY’08 Press Release and represents external sales. $3.9 Billion $10.0 Billion 2008A Revenue 66% 34% Retail 55% Nitrogen Phosphate 16% 8% Potash 11% Other 7%

•                  A combination of Agrium and CF is also inconsistent with our strategy

•                  CF is focused on its higher-margin manufacturing and distribution business; Agrium has a substantial lower-margin retail business

•                  The Offer is counter to CF’s long-term strategy, which focuses on the higher-margin businesses of manufacturing and wholesale distribution of nitrogen and phosphate fertilizers. The Board believes that continuing to pursue this strategy as a standalone company will deliver more value to stockholders of CF than the Agrium Offer, consistent with the outperformance of CF’s Common Stock over Agrium’s since the IPO

•                  As an early step in this strategy, in connection with its IPO, CF eliminated the conflicts with customers and adverse impact on profitability that resulted from being owned by its customers as an agricultural cooperative.  As a cooperative, CF found it difficult to expand its business and improve profitability while owned by direct competitors of other potential wholesale customers

•                  Further evidence of the inherent conflicts in being in both retail and wholesale manufacturing can be found in looking at existing North American fertilizer manufacturers.  Only Agrium has chosen to pursue a business model that competes with core customers.  For example, both Terra Industries and Mosaic exited their respective retail businesses in 1999.  Royster Clark, the purchaser of Terra’s retail operations, was ultimately acquired by Agrium. Other major North American manufacturers, such as Potash Corp and Intrepid Potash, have chosen to avoid the retail business

•                  Since its IPO, CF has been able to focus on maximizing the profitability of its manufacturing and wholesale distribution business by eliminating what was essentially a captive retail business imbedded in its ownership structure and the conflicts that this structure created.

•                  In contrast, Agrium has pursued the opposite strategy, emphasizing and investing in a large retail business, representing approximately 55% of Agrium’s 2008 revenue, that competes directly with Agrium’s and CF’s other wholesale customers

CF is Focused on Higher Margin Businesses 8.7% 7.2% 19.8% 13.5% 29.3% 21.8% 2008 2007 Operating Margins (1) Retail Note: (1) As reported financials in CF and Agrium’s public filings

•                  Combining with Agrium would dilute our shareholders’ exposure to higher margin fertilizer manufacturing

•                  As you can see on this slide, during 2007 and 2008, CF generated operating margins of 21.8% and 29.3%, respectively

•                  During the same time period, Agrium’s operating margins were 13.5%, and 19.8%

•                  You can also see that Agrium’s Retail business produced margins of 7.2% and 8.7%, respectively

CF Has Significant Operating Leverage to Improving Fundamentals Illustrative CF Annual EBITDA ($Bn) (1) Note: (1) Based on typical annual production volume of 5.5 million tons for nitrogen and 2.0 million tons for phosphate Nitrogen EBITDA Per Ton ($) 50 100 150 200 250 50 0.4 0.7 0.9 1.2 1.5 100 0.5 0.8 1.0 1.3 1.6 150 0.6 0.9 1.1 1.4 1.7 200 0.7 1.0 1.2 1.5 1.8 250 0.8 1.1 1.3 1.6 1.9 Phosphate EBITDA Per Ton ($)

•                  Based on Agrium’s historical underperformance relative to CF and the global peer group, we expect CF shares to continue to outperform Agrium shares in the future, particularly as consumer demand and product pricing improves from the recently established industry trough

•                  This slide provides an illustration of our estimated EBITDA performance at various margins per ton for nitrogen and phosphate

•                  The current median analyst estimate for CF EBITDA in 2009E is $604MM and $657MM for 2010E. As you can see in the matrix above, these estimates assume relatively poor fundamentals

•                  Given our exclusive focus on manufacturing, CF has considerably more operating leverage to improving fertilizer fundamentals than Agrium

•                  CF expects a strong spring season and anticipates better fundamentals than research analysts

•                  Nitrogen demand going into spring should be strong

•                  CF is projecting 86 million acres for corn

•                  Nitrogen margins are expected to be strong by historical standards with $4/MMBTU for natural gas with current spot margins at $145-$150/ton

•                  Ammonia, Urea and UAN prices have rebounded since the fourth quarter of 2008

•                  Our ammonia system is charged and capable of delivering 450,000 — 550,000 tons

•                  Phosphate inventory levels improving due largely to steady export volumes

•                  Phosphate margins are strong by historical standards; spot DAP margin at $140/ton

Agrium Has a Poor Execution Record of Managing and Creating Value in Nitrogen Manufacturing Kenai, Alaska In 2000, Agrium acquired Unocal’s nitrogen facility operations for $325 million, which was the second largest nitrogen facility in North America In December 2003, after taking a $235 million write-down on the plant, Agrium announced that the natural gas supply at Kenai would run out sooner than originally anticipated By 2007, the natural gas supply ran out and Agrium had written-off its entire investment in Kenai EAgrium In 2007, Agrium announced a capital project to construct a greenfield nitrogen facility in Egypt at a total cost of $1.2 billion (Agrium equity contribution of $280 million) By mid 2008, construction was halted due to local protests and in August 2008, the Egyptian project was officially cancelled and Agrium traded its equity interest in the project for a stake in MOPCO In 2008, the Company recorded an $87 million write-down of its EAgrium investment Profertil In 1994, Agrium initiated a capital project to produce urea in Argentina In 2007 and 2008, Agrium experienced several production outages due to natural gas supply disruptions On March 18, 2008, Agrium announced that Profertil and the Argentine government reached an agreement to stabilize urea prices, establishing a ceiling of $410 per tonne for the 2008 growing season, during which time global urea prices exceeded twice that level

•                  Several of Agrium’s expansion projects and investments in nitrogen manufacturing have not been successful. We do not believe exposing our shareholders to this type of performance is in their best interests. Agrium has pursued several nitrogen initiatives that have generated disappointing and often negative returns for Agrium stockholders. For example:

•                  Kenai, Alaska.  In January 2000, Agrium acquired the second largest nitrogen production facility in North America for $325 million. In December 2003, after taking a $235 million write-down on the facility, Agrium announced that the natural gas supply at Kenai would run out sooner than originally anticipated. By 2007, the natural gas supply had run out, the complex had been shuttered and Agrium had written-off its entire investment in Kenai

•                  Agrium’s 2004 annual report includes the following comment on the failed Kenai Alaska investment: “While the investment did not deliver the anticipated returns, it has brought a number of benefits to the organization, not the least of which is considerable experience and insight into the international nitrogen market.”

•                  EAgrium. In May 2007, Agrium announced a capital project to construct a greenfield nitrogen facility in Egypt at a total cost of $1.2 billion, with Agrium’s equity contribution to the joint venture being $280 million. By mid-2008, construction on the facility was halted due to local protests. In August 2008, the project was cancelled and Agrium traded its equity interest in the project for a stake in the MOPCO urea/ammonia fertilizer project in Damietta, Egypt. In 2008, the Company recorded an $87 million write-down in its EAgrium investment

•                  Profertil. In 1994, Agrium initiated a capital project to produce urea in Argentina. In 2007 and 2008, Agrium experienced several production outages due to natural gas supply disruptions. On March 18, 2008, Agrium announced that Profertil and the Argentine government reached an agreement to stabilize urea prices, establishing a ceiling of $410 per tonne for the 2008 growing season, during which time global urea prices exceeded twice that level. Agrium indicated that the agreement was expected to help minimize the risk of downtime due to gas supply interruptions through the 2008 winter

Agrium’s Phosphate Business Represents Unattractive Consideration to CF Stockholders In 2006, Agrium reduced the productive life of its Ontario mine to 5 years and recorded a $136MM write-down Agrium may be faced with substantial penalties as a result of its practices at its Conda plant and may be required to investigate and remediate contamination resulting from these practices Recorded a Phosphate cost of product and inventory write-down of $470/tonne in 2008 Recorded a $136MM impairment charge for its phosphate assets in 4Q of 2006 De-bottlenecking added approximately 80,000 tons of annual DAP/MAP in 2008 Other Kapuskasing remaining life: 5 years Dry Valley remaining life: 20+ years Proven: 23 years Fully-permitted: 14 years Reserve Life 1.1 million tons 2.0 million tons 2008 DAP/MAP Production 1.3 million tons 2.2 million tons 2008 DAP/MAP Capacity Conda, Idaho (supplied by Dry Valley rock mine) Redwater, Alberta (supplied by Kapuskasing, Ontario rock mine) Hardee County, Florida; Plant City, Florida Location(s)

•                  Agrium has indicated that exposure to CF’s world-class phosphate facility and associated rock mine in Florida was a key motivator for the Offer — we aren’t surprised

•                  We believe Agrium’s phosphate business is of poor quality compared to CF’s high quality phosphate business and represents unattractive consideration to CF stockholders

•                  CF’s two phosphate facilities are located in Hardee County and Plant City, Florida whereas Agrium’s facilities are located in Conda, Idaho and Redwater, Alberta

•                  CF’s 2008 capacity of 2.2 million significantly exceeds Agrium’s capacity of 1.3 million tons

•                  CF’s proven reserve life of 23 years significantly exceeds the remaining life of Agrium’s Kapuskasing mine which will be depleted of phosphate rock in 5 years

•                  Agrium recorded a $136 million write-down of its phosphate operations in 2006 after reducing the projected life of the Kapuskasing mine in Ontario from 2019 to 2013

•                  Agrium’s Conda, Idaho plant manufactures phosphoric acid, super phosphoric acid, monoammonium phosphate and ammonium phosphate sulfate. Integrated facilities that manufacture phosphoric acid using the wet process, including Agrium’s Conda, Idaho plant, are currently subject to a significant enforcement initiative by the United States Environmental Protection Agency and the U.S. Department of Justice. The U.S. Department of Justice alleges that these facilities have been disposing of various waste streams in their cooling ponds and gypsum stacks in violation of the federal Resource Conservation and Recovery Act

•                  Agrium may be faced with substantial penalties as a result of its practices at this plant and may be required to investigate and remediate contamination resulting from these practices. In addition, Agrium could be required to expend significant capital costs to modify its facility in order to continue to dispose of process and other wastewaters in its cooling pond and gypsum stack, or could be required to close its pond and stack system

The Synergies Assumed in Agrium’s Offer are Poorly Delineated and Uncertain Agrium has failed to provide detailed support for its synergy estimates Agrium’s potential SG&A synergies are not larger than CF‘s opportunity for SG&A synergies in the Terra combination Combination with Agrium would result in virtually no opportunity to reduce shipping miles and costs Agrium has no opportunity to optimize manufacturing and distribution facilities at the Donaldsonville, Louisiana site Agrium manufacturing facilities have less in common with CF leaving little opportunity for decreased costs through reducing spare parts inventories and optimizing maintenance and operating practices Agrium’s substantial retail unit competes directly with some of CF’s largest customers

•                  The synergies assumed in the Offer are poorly delineated and uncertain. The Board has substantial doubts regarding the synergy estimates assumed by Agrium. Agrium has failed to provide detailed support for its synergy estimates and the Board does not believe that synergies from the combination with Agrium would exceed the synergies from a combination with Terra. In particular:

•                  Agrium’s potential SG&A synergies, by its own admission the largest single target for synergies in their analysis of the combination, is not larger than CF’s opportunity for SG&A synergies in the Terra combination. CF’s 2008 SG&A was $68 million compared to Terra’s 2008 SG&A of $71 million.

•                  Terra and CF have highly complementary manufacturing and distribution assets in the central U.S., near CF’s customer locations.  The combination of those assets would create a substantial and readily achievable opportunity for synergies from reduced shipping miles and costs and rationalization of the combined company’s rail fleets. In contrast, Agrium’s assets are concentrated in western Canada and the northwest and southeast United States, far more distant from the bulk of CF customer locations.  Therefore, a combination with Agrium would result in virtually no opportunity to reduce shipping miles and costs.

•                  Agrium has no opportunity to optimize manufacturing and distribution facilities at the Donaldsonville, Louisiana site. CF’s and Terra’s facilities at that site were originally a single complex and can be combined.

•                  CF and Terra use similar technologies in their ammonia, urea and urea ammonium nitrate operations, which creates substantial opportunities for decreased costs through reducing spare parts inventories and optimizing maintenance and operating practices.  In contrast, Agrium manufacturing facilities have less in common with CF, leaving little opportunity for these types of synergies.

•                  An Agrium combination with CF may also produce “negative synergies” as Agrium’s substantial retail unit competes directly with some of CF’s largest customers.  The Board believes this could drive such customers to other suppliers and reduce the revenue of the post-combination business.

•                  Conversely, the Board believes that the $105-$135 million in annual cost reduction synergies offered by a combination of CF  and Terra are substantial, quantifiable and realizable

Agrium Has Failed to Provide Details on Synergies During the Agrium conference call on 3/27, management was asked the following question: “Is there any greater granularity we can get from you on the buckets in the synergies or timing of it?” – Paul D’Amico, TD Newcrest Agrium management’s response: “We’ve talked about the three buckets, the first bucket being SG&A; the second bucket being sort of the procurement on everything from plant, equipment and catalyst through to logistics services; and then the third bucket being marketing and distribution. And we’ve talked about these synergies being substantially realized in year two and fully realized in year three. We don’t want to go more granular than that at this point. If we can do some specific due diligence we might take that next step, but at this point we’d like to just say we’re committed to the 150 and that we have a history of delivering.” - Ron Wilkinson, SVP and President – Agrium Wholesale Business Unit

•                  Agrium has failed to provide details on their synergy estimate of $150 million

•                  During the Agrium conference call on the day of the announcement of Agrium’s revised Offer, analysts asked for greater detail on the nature and timing of Agrium’s estimated synergies

•                  Ron Wilkinson, SVP and President of Agrium’s Wholesale Business Unit responded as follows:

•                  “We’ve talked about the three buckets, the first bucket being SG&A; the second bucket being sort of the procurement on everything from plant, equipment and catalyst through to logistics services; and then the third bucket being marketing and distribution. And we’ve talked about these synergies being substantially realized in year two and fully realized in year three. We don’t want to go more granular than that at this point. If we can do some specific due diligence we might take that next step, but at this point we’d like to just say we’re committed to the 150 and that we have a history of delivering.”

Agenda Response to Agrium’s Exchange Offer Update on Our Proposal for a Business Combination with Terra Q & A

CF and Terra - A Compelling Combination Creates a global leader in nitrogen fertilizers with complementary strengths Significant financial benefits expected for all shareholders All-stock combination allows both sets of shareholders to participate All-stock combination means that neither set of shareholders is being cashed-out at a low point in the fertilizer cycle and at a low point in the stock markets Annual cost synergies estimated at $105-$135MM Improved financial strength Enhanced scale and strategic platform Accretive to CF Industries’ stockholders Maintains strong, flexible balance sheet Common cultures, shared experiences, similar challenges Combination logic acknowledged by both organizations People, assets and customers primarily in U.S. Cornbelt Low integration risk

•                  Our board and management team have reaffirmed our intent to continue to pursue a business combination with Terra

•                  We believe this is a compelling combination, creating a global leader in nitrogen fertilizers among publicly traded companies

•                  We’ve structured our proposal as an all-stock combination, to benefit shareholders of both companies

•                  All-stock combination means that neither set of shareholders is being cashed-out at a low point in fertilizer cycle and at a low point in the stock markets

•                  We expect the combination to generate $105 to $135 million in annual cost synergies, and provide significant financial benefits for all stakeholders

•                  Combined, CF and Terra would have an improved strategic platform to pursue growth and manage risk

•                  Agrium sees the potential of a combined CF and Terra and has acknowledged publicly that our proposal to combine with Terra motivated their actions

$105 to $135 Million of Annual Operational Synergies Several underutilized facilities Donaldsonville optimization Spare parts inventory pooling Reduction in inventory and associated carrying costs Optimizing turnarounds and capex spending Over $600MM in non-raw materials purchases Reduction in total product miles shipped Reduced railcar lease costs (more than 5,300 total railcars in the system) Total logistics costs of approximately $350MM Headquarters consolidation Total combined 2008 SG&A ~$140MM ($MM) $5–$10 Distribution Facilities Optimization $105–135 Total $10–$15+ Other $10–$15 Purchases / procurement $25–$30 Logistics and railcar leases $55–$65 SG&A Additional one-time permanent release of cash from inventory and spares reduction estimated at up to $60MM, funds estimated costs to achieve synergies

•                  We expect the transaction to generate between $105 and $135 million in annual cost synergies by combining corporate functions and optimizing transportation and distribution systems, and through greater economies of scale in procurement and purchasing.   Specific opportunities:

•                  HQ consolidation — Total combined 2008 SG&A ~ $140 million

•                  Reduction in total product miles shipped

•                  Reduced railcar lease costs (more than 5,300 total railcars in the system)

•                  Total logistics costs of approximately $350 million

•                  Over $600 million in non-raw materials purchases (includes: purchased fertilizer products; process chemicals; catalysts; other plant consumables)

•                  Donaldsonville optimization

•                  Spare parts inventory pooling

•                  Reduction in inventory and associated carrying costs

•                  Optimizing turnarounds and capex spending

•                  Several underutilized facilities

•                  We expect the combined company to realize these synergies within two years after the closing of the transaction

•                  We also expect the combined company to benefit from a one-time cash release of up to $60MM, due to inventory reduction

•                  By comparison the synergies assumed in the Agrium Offer are poorly delineated and uncertain. We have substantial doubts regarding the synergy estimates assumed by Agrium. Agrium has failed to provide detailed support for its synergy estimates and the Board does not believe that synergies from the combination with Agrium would exceed the synergies from a combination with Terra

A Global Leader in Nitrogen Fertilizers Pro Forma Nitrogen Nutrient Tons Production Capacity (1) (MM Nutrient Tons) Note: (1) Based on 2008 public data. Figures may not sum due to rounding. 6.9 6.3 3.4 3.4 3.1 3.0 2.3 0.0 1.0 2.0 3.0 4.0 5.0 6.0 7.0 8.0 Yara PF CF / TRA Agrium Terra Potash CF Koch

•                  The combined company will be a leading global producer of nitrogen fertilizers, as measured by capacity, among publicly traded companies

•                  The pro forma company will have annual capacity of 6.3 million tons and be a close second to Yara’s 6.9 million tons of annual capacity

•                  The combined company will be a stronger, more competitive player in the global nitrogen fertilizer industry

•                  We believe that the elements of Terra’s strategy, of which we are aware, including expansion of industrial nitrogen applications, would only be enhanced through a combination

•                  While there may be modest differences in our approach to the nitrogen business, given that both companies are primarily focused on the US Midwest, it should not be surprising to you that the average profitability of our respective nitrogen businesses has been nearly identical since 2004

Attractively Diversified into Phosphate Business CF Terra Pro Forma = + Phosphate Nitrogen 100% Nitrogen Nitrogen Phosphate Source: Public filings $3.9 Billion $2.9 Billion $6.8 Billion 2008A Revenue 66% 34% 80% 20%

•                  The combined companies would also benefit from CF Industries’ strong position in phosphate

•                  In 2008, CF’s phosphate operations represented 34% of total revenue. Terra currently has no exposure to phosphate. Based on 2008 data, phosphate would contribute 20% of combined company revenue

•                  Long-term phosphate outlook remains attractive

•                  Global availability of economically recoverable phosphate rock reserves is limited

•                  Agrium has highlighted our high quality phosphate business as one of the primary motivations for their proposal

Strong Financial Platform Notes: (1) Represents the sum of the current market capitalizations (2) Based on public information. Market data as of March 27, 2009 (3) Assumes Terra bonds put at 101 $6.6 Billion pro forma market capitalization (1) Improved strategic platform to pursue growth, manage risk exposures Enhanced relevance in the global capital markets Greater trading liquidity on NYSE Expected to be accretive to current CF Industries’ stockholders Disciplined approach to capital structure management Committed to maintaining a strong, flexible balance sheet CF completed $500MM share repurchase on November 13, 2008 Enhanced Scale (2) 0.0 0.3 0.0 Debt 1.3 1.0 0.6 Cash and Short-term Investments 6.8 2.9 3.9 2008 Revenue 6.6 2.9 3.6 Market Capitalization (2) Combined Terra CF ($ Billions) (3) (3)

•                  With a $6.6Bn market cap, the combined company will have increased trading liquidity on the NYSE and improved access to the capital markets

•                  The all-stock nature of the offer will allow stockholders of both Terra and CF Industries to participate ratably in the growth and long-term value creation potential of the combined company, including the significant synergies

•                  We expect the transaction, giving effect to the realization of synergies, to be accretive to CF Industries stockholders

•                  The combined company would have had 2008 revenues of $6.8 billion and will emerge with a stronger balance sheet, featuring a substantial cash balance and relatively little indebtedness.

•                  Assuming that Terra’s bonds are put, the combined company would have a $1.3 billion cash balance and no debt. Again these are figures as of December 31, 2008. We expect the cash balance to grow over the course of 2009.

•                  We believe these factors will provide the combined company with greater financial resources and flexibility to pursue future growth opportunities and improved ability to weather difficult industry and capital market conditions than either CF Industries or Terra would have alone

Our Proposal for a Business Combination with Terra Negotiation of definitive merger agreement Receipt of regulatory and other customary approvals Key Conditions CF to combine with Terra in an all-stock transaction Exchange ratio based on $30.50 per Terra share – not less than 0.4129x and not more than 0.4539x shares of CF per Terra share Structure CF shareholders: 52% - 54% Terra shareholders: 46% - 48% Pro Forma Ownership $30.50 represents ~87% premium to 1/15 Terra share price Premiums Up to 19.9% in Common Stock (of CF outstanding Common Stock) Remainder in Preferred Stock (to trade on a parity with Common) Consideration

•                  This slide details the terms of our proposal

•                  Although Terra has not engaged with us yet, we are willing to offer value assurance to its stockholders

•                  CF would agree in a negotiated merger agreement with Terra to an exchange ratio based on $30.50 for each Terra share

•                  Exchange ratio not less than 0.4129 and not more than 0.4539 per Terra share

•                  $30.50 represents an 87% premium to Terra’s stock price before CF Industries made its offer — peer group is up only 23.9%

•                  CF Industries is committed to a business combination with Terra and, as previously announced, we have fully addressed the issue raised by Terra regarding the CF stockholder approval that would be required under NYSE rules to issue common stock.  We are confident that our stockholders will support a business combination with Terra

•                  Under this structure, Terra stockholders would receive an amount of common shares up to 19.9% of our outstanding common stock with the remainder of the consideration paid in a new series of participating preferred stock

•                  The annual dividend would be set so the Preferred Stock trades on a parity with Common Stock on a fully distributed basis

•                  Shares would be issued at close and coupon would be determined when merger agreement with Terra is signed

•                  We anticipate that the coupon will be set at a modest premium to the common dividend.

•                  Shares would be non-voting but would have a liquidation preference

•                  Preferred Stock will be listed on NYSE and would have up to approximately $2.9Bn of liquidity

•                  Preferred Stock automatically converts into Common Stock upon CF stockholder vote under NYSE rules

•                  We have posted the detailed term sheet relative to the preferred on our website

•                  Terra stockholders would own between 46% and 48% of the combined company

•                  Key conditions: Negotiation of definitive merger agreement, receipt of regulatory and other customary approvals

Collar Mechanism Overview Exchange Ratio Based on $30.50/share for Terra (Subject to Exchange Ratio Collar at 0.4129 and 0.4539) Note: (1) Based upon average closing prices immediately prior to closing of transaction Fixed Value to Terra/Floating Exchange Ratio (1) Illustrative CF Share Price $67.20 $70.00 $72.00 $73.87 Exchange Ratio 0.4539 0.4357 0.4236 0.4129 Pro Forma Terra Ownership 48.0% 47.0% 46.3% 45.6% Per Share Value to Terra $30.50 $30.50 $30.50 $30.50

•                  The exchange ratio is based on $30.50/share and would be not less than 0.4129 and not more than 0.4539 per Terra share

•                  For Terra stockholders this provides value assurance and the possibility of a higher exchange ratio

•                  It also preserves an all-stock transaction, maintaining the opportunity for all shareholders to participate in synergies and growth/upside of combined company.

•                  All-stock combination means that neither set of shareholders is being cashed-out at a low point in fertilizer cycle and at a low point in the stock markets

•                  For CF Industries stockholders, the modified bid is shareholder friendly. It provides for the possibility of a lower exchange ratio, which is what will happen if our stock performs as we expect it will

Attractive Premium to Terra Shareholders 1/15/09: 0.3449x Original Offer: 0.4235x LTM Avg.: 0.3371x Relative Share Exchange Ratio (Last Twelve Months Prior to Announcement on 1/15/09) (Number of CF Shares Offered in Exchange for Each Terra Share Based on Closing Share Prices) 0.4539x 0.4129x Collar 0.2000 0.2500 0.3000 0.3500 0.4000 0.4500 0.5000 1/08 4/08 7/08 10/08 1/09

•                  This slide demonstrates that our proposed exchange ratio represents an attractive premium to Terra shareholders

•                  Going back to our original announcement date of January 15th, 0.4539 (the top of the collar) represents a 35% premium to the prior 12 months average exchange ratio

•                  CF would agree in a negotiated merger agreement with Terra to an exchange ratio based on $30.50 for each Terra share

•                  $30.50 represents an 87% premium to Terra’s stock price before CF Industries made its offer.  As mentioned, the global peer group is only up 23.9% in same time frame

CF Proposal Was Made After Phosphate Price Correction Last 12 Months Through January 15, 2009 Exchange Ratio (x) DAP Margin (1) ($/Ton) Note: (1) Represents monthly estimated DAP cash margins for a typical Central Florida integrated DAP producer 1/15/09 Exchange Ratio: 0.3449x LTM Avg.: 0.3371x 0.2000 0.2500 0.3000 0.3500 0.4000 0.4500 0.5000 01/08 04/08 07/08 10/08 01/09 0 100 200 300 400 500 600 700

•                  Terra has claimed that CF timed its proposal to take advantage of a favorable exchange ratio based on a spike in the fundamentals of the phosphate business

•                  This slide demonstrates that CF’s proposal was made after the correction in phosphate fundamentals — The first y-axis depicts the CF/Terra share exchange ratio and the second y-axis depicts monthly DAP margins for Central Florida producers

•                  Phosphate prices and margins declined after peaking during the summer of 2008. The equity capital markets adjusted to these developments in the fall

•                  For example, on October 1, 2008, Mosaic, the global leader in phosphate fertilizer production, announced plans to reduce phosphate production by 0.5 to 1.0 million tonnes in response to high inventory levels. Mosaic shares declined approximately 31% on the day following the announcement

•                  On January 15, 2009 when our proposal was made, the exchange ratio had increased to just above the LTM average

$30.50 represents a premium of 87% to 1/15 Share Price Recent Terra Share Price Performance (1) Global Peers: (2) +23.9% Terra: $29.14 +78.9% Source FactSet, Bloomberg Note: (1) All peers rebased to Terra’s share price of $16.29 on January 15, 2009 (2) Global Peer index includes Mosaic, Potash, Intrepid, Yara, ICL and K+S. Excludes AGU, TRA and CF. Rebased to Terra share price on 1/15/09 $16.29 CF +55.2% 3/23: CF announces revised acquisition proposal for Terra CF and Terra have significantly outperformed the peer group Market Reaction on 1/16: CF = +2.7% TRA = +25.8% $30.50 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 1/15 1/22 1/28 2/3 2/9 2/13 2/20 2/26 3/4 3/10 3/16 3/20 3/27

•                  Our offer has been very well received by the market

•                  On 1/16, the first day after the announcement of our offer, CF’s shares increased 2.7% and Terra’s shares rose 25.8%

•                  The implied offer value on March 20 was $27.95 representing a 72% premium to Terra’s share price on 1/15

•                  We would agree in a negotiated merger agreement with Terra to adjust our offer to an exchange ratio based on $30.50 for each Terra share

•                  $30.50 represents an 87% premium to Terra’s stock price before we made our offer on January 15th

•                  As you can see, the global peer group (excluding CF) is up only 23.9% since 1/15

•                  CF and Terra have significantly outperformed the peer group — CF shares are up over 55% and Terra shares are up approximately 79% since 1/15

•                  Since the announcement of CF’s revised proposal on 3/23, Terra’s shares have increased approximately 10%, approaching CF’s increased offer price of $30.50

•                  We believe this is due primarily to the fact that the market likes our deal because of the compelling combination benefits and the significant synergies

•                  Our confidence in the support of Terra’s stockholders is based on our belief that Terra’s stock would be trading significantly below its current level absent our offer and the expectation of a business combination with CF

Our Offer Has Been Well Received By The Markets Change in Combined Market Capitalization ($MM) (Agrium + CF) (CF + Terra) ($283) $488 (600) (400) (200) 0 200 400 600 Agrium Offer (2/25 vs 2/24) CF Offer (1/16 vs 1/15)

•                  When Agrium announced the Offer, the combined market capitalization of Agrium and CF decreased by approximately $283 million (based on the closing prices of shares of the two companies from February 24, 2009 to February 25, 2009).

•                  In contrast, upon announcement of CF’s proposed business combination with Terra, the combined market capitalization of CF and Terra increased by approximately $488 million (based on the closing prices of shares of the two companies from January 15, 2009 to January 16, 2009).

CF Is Going Forward With Our Proxy Contest We are going forward with our proxy contest to replace three of Terra’s directors at the upcoming Annual Meeting We are confident that Terra’s stockholders will show their support for a combination by voting for our slate We remain interested in entering into meaningful discussions for a negotiated transaction, and we are open to reviewing any information Terra believes we should consider Our confidence in the support of Terra’s stockholders is based on our belief that Terra’s stock would be trading significantly below its current level absent our offer and the expectation of a business combination with CF

•                  We are going forward with our proxy contest to replace three of Terra’s directors at the upcoming Annual Meeting

•                  We are confident that Terra’s stockholders will show their support for a combination by voting for our slate

•                  We remain interested in entering into meaningful discussions for a negotiated transaction, and we are open to reviewing any information Terra believes we should consider

•                  Our confidence in the support of Terra’s stockholders is based on our belief that Terra’s stock would be trading very significantly below its current level absent our offer and the expectation of a business combination with CF

•                  Terra By-Laws require Terra to have annual meeting by May 15

Agenda Response to Agrium’s Exchange Offer Update on Our Proposal for a Business Combination with Terra Q & A

For more information, please visit www.cfindustries.com Q&A